A2Z Smart Technologies Awarded New US$1.5 million Contract with Israeli Government

TEL AVIV, ISRAEL / ACCESSWIRE / March 13, 2021 - A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV:AZ)(OTCQX: AAZZF), an innovative technology company specializing in state-of-the-art automation and electronics technology, announces today that its military and defense division, A2Z Military Solutions, has received a new contract from the government of the State of Israel.

The new contract is a multi-year (four to five years) service and maintenance contract with the Ministry of Internal Security - the Israeli Prison Service. The contract's value is in excess of US$1.5 Million over the life of the contract. The contract is expected to commence by the end of March 2021.

CEO of A2Z Mr. Bentsur Joseph states: "We are delighted to receive this new contract which will significantly increase our military and defense division's revenue. We value our trusted status that has been achieved over 30 years of dedicated support to our government partners. The contract is for the service and maintenance of highly complex systems and shows the capabilities of A2Z in providing quality support. These are incredibly exciting times for our company and shareholders with the deployment of our Smart Cart and also taking the next steps for our life saving FTICS system."

On Behalf of the Company,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com*). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any*

state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom

Corporate Contact:

Gadi Levin
+972-8-932-4333
gadi@a2zas.com